UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM N-CR

CURRENT REPORT

MONEY MARKET FUND MATERIAL EVENTS

Part A: General information
Item A.1	Report for: February 12, 2021
Item A.2	CIK Number of registrant: 0000821404
Item A.3	EDGAR Series Identifier: S000002902
Item A.4	Securities Act File Number: 33-17351
Item A.5

Provide the name, e-mail address, and telephone number of the person authorized to receive information and respond to questions about this Form N-CR:

John Schadl, John_E_Schadl@vanguard.com, 610-669-4011

Part B: Default or event of insolvency of portfolio security issuer
Not applicable.

Part C: Provision of financial support to fund

Item C.1 Description and nature of the support: Capital contribution in connection with liquidation of Vanguard New Jersey Municipal Money Market Fund (the “Fund”).

Item C.2 Person providing support – The Vanguard Group, Inc.

Item C.3 Brief description of relationship between the person providing support and the fund; The Vanguard Group, Inc. serves at the investment adviser to the Fund.

Item C.4 Date Support Provided: February 11, 2021

Item C.5 Amount of Support: $7,368.56

Item C.6 Security support (if applicable): Not applicable

Item C.7 Value of Security Supported on date support was initiated (if applicable) – Not applicable

Item C.8 Brief description of reason for support. In connection with the liquidation of the Fund on 11/24/2020, The Vanguard Group, Inc. is making a capital contribution to the Fund in the amount noted above. This amount will offset historical capital losses and ensured a $1.00 share price for shareholders upon liquidation.

Item C.9 Term of financial support. One Time.

Item C.10 Brief description of any contractual restrictions relating to support. None.

Part D: Deviation between current net asset value per share and intended stable price per share
Not applicable.
Part E: Imposition of liquidity fee
Not applicable.
Part F: Suspension of fund redemptions
Not applicable.
Part G: Removal of liquidity fees and/or resumption of fund redemptions
Not applicable.
Part H: Optional disclosure
No applicable.

SIGNATURES

Pursuant to the requirements of the Investment Company Act of 1940, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

VANGUARD NEW JERSEY TAX-FREE FUNDS

By:	/s/ Peter C. Mahoney
Peter C. Mahoney Controller

Date: February 12, 2021